ICZOOM GROUP INC.

February 25, 2022

Mr. Scott Stringer
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ICZOOM Group Inc.

Amendment No. 3 to Registration Statement on Form F-1

Filed January 21, 2022

File No. 333-259012

Dear Mr. Stringer:

This letter is in response to the letter dated February 8, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”) with respect to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1

General

1.	We note your response to our prior comment 1 and reissue in part. We note your disclosure on page F-9 that the VIE agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of Pai Ming Shenzhen. However, you do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be or were the primary beneficiary.

Response: In response to the Staff’s comments, we have revised the disclosure on page F-9 of the Registration Statement.

Address: Room 102, Technology Building, International e-Commerce Industrial park, 105Meihua Rd, Futian
District, Shenzhen

Cover Page

2.	We note that you have essentially bifurcated the prospectus cover page into two cover pages with the majority of the PRC disclosures relegated to the second page. Please revise so that all PRC disclosures are prominently disclosed. In this regard, the PRC disclosures should come before the offering summary table and underwriter disclosures.

Response: In response to the Staff’s comments, we adjusted the layout of the disclosure on the cover page.

3.	Please refer to the prospectus cover page. We note your disclosure that the company may be deemed to be a controlled company following the completion of the offering. Please revise the forth paragraph to clarify, if true, that Lei Xia and Duanrong Liu will also have the ability to determine all matters requiring approval by stockholders.

Response: In response to the Staff’s comments, we added the corresponding disclosure on the cover page of the Registration Statement. We have also added a risk factor regarding the “controlled company” status at page 76 of the Registration Statement.

4.	We note your response to our prior comment 3 and reissue in part. Please refer to the prospectus cover page and the fifth paragraph. We note your disclosure in the first sentence that you “are a holding company incorporated in the Cayman Islands.” Please revise to disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and Hong Kong and that this structure involves unique risks to investors Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comments, we revised the disclosure on the cover page of the Registration Statement.

5.	Please refer to the prospectus cover page and the third to last paragraph. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to the Staff’s comments, we added the cross-reference as required to the paragraph 6, 11 and 12 of the cover page of the Registration Statement as applicable.

Prospectus Summary, Page 5

6.	We note that the company terminated its VIE arrangements in December of 2021 and entered into a business cooperation agreement with Pai Ming Shenzhen on January 18, 2022. Please revise this section, and elsewhere as appropriate, to summarize in detail the material terms of the business cooperation agreement and how such agreement supports the company’s B2B online platform. Please also indicate whether this agreement is necessary for the company to operate the e-commerce platform.

Response: In response to the Staff’s comments, we added the disclosure on page 5, 6, 58, 88, and 89 of the Registration Statement, and disclosed that such business cooperation agreement is not necessary for us to operate the e-commerce platform in the long term, but it is necessary for us to retain the customers who still use the old platform during the transitional period.

7.	We note your disclosure that your Hong Kong subsidiary, ICZOOM HK, now operates your B2B online platform and that ICZOOM HK does not require an ICP license under PRC law. Please revise to discuss in greater detail why the company changed the entity operating its B2B online platform and whether such changes were driven by PRC law and the requirement to have an ICP license under PRC law. In this regard, it appears that the company moved the online platform operations from a PRC subsidiary to a Hong Kong subsidiary. We note that in a prior amendment your disclosure stated that if the VIE agreement was invalidated by PRC courts or regulatory authorities, you would not be allowed to provide internet information services through your e-commerce platform and would most likely have to cease providing services through your e-commerce platform. In light of this disclosure, please explain why you are still able to provide internet information services through your e-commerce platform, despite the fact that you no longer have the VIE arrangement. Please disclose the specific changes to your business that have occurred now that you no longer have the ICP license, and disclose whether you believe these changes could have a material impact on the company’s results of operations going forward.

Response: In response to the Staff’s comments, we added the disclosure with regards to the Company’s change of B2B online platform on page 5, 8, 9, 86 and 90 of the Registration Statement accordingly.

We respectfully advise the Staff that our prior statement was given based on the circumstances that our prior e-commence platform www.iczoom.com was operated by Pai Ming Electronics Co., Ltd, or Pai Ming Shenzhen and its server and data were stored in China. As such, its operation would require an ICP license under PRC law, which is only available to a domestic PRC company without foreign investment. If the VIE agreements were invalidated by PRC courts or regulatory authorities, we would no longer be able to provide the internet information services through www.iczoom.com. The new platform www.iczoomex.com, however, is a new platform established and maintained by Iczoom Electronics Limited, or ICZOOM HK, a Hong Kong company and its server and data are located and stored in Singapore. As neither out new platform itself nor its operation is within the territory of China, we are not required to obtain an ICP license under PRC law. As a new platform, www.iczoomex.com does not automatically integrate information of registered users from our previous platform www.iczoom.com which is operated and maintained by Pai Ming Shenzhen. The customers have to register with our new platform before we can engage our services. As of the date hereof, we have approximately 12 customers transferred to our new platform and started placing orders with us and one new additional customer out of China. We expect we complete the transfer of customer by February 28, 2023. During the transitional period, we engaged Pai Ming Shenzhen to collect demands information from customers and we can utilize the information to contact customers to guide them register with our new platform to place an order. We expect certain level of negative impact on our operation during the transitional period, but do not expect any material negative impact on our business or the results of operations in a longer term.

Accordingly, we disclosed on the cover page, page 5, 6, 8, 9 86, and 89 of the Registration Statement.

Our Corporate Structure, Page 7

8.	We note the chart introduction references the VIE and its subsidiaries. Please reconcile with your disclosure elsewhere that the company terminated its VIE arrangements in December of 2021.

Response: In response to the Staff’s comments, we reconciled and added the corresponding disclosure following the organization chart on page 8, 17, and 86 of the Registration Statement.

Permission Required from the PRC Authorities for the Company’s Operation and to Issue Our Class A Ordinary Shares to Foreign Investors, page 8

9.	We note your response to our prior comment 7 and reissue. Please refer to the first sentences of the first and second paragraphs. We note your disclosure that you have “not received any requirement to obtain any other material permissions” in the first paragraph and that you have “not received any requirement to obtain permissions” in the second paragraph. Please revise to confirm that you and your subsidiaries are not required “to obtain” any permissions or approvals from any Chinese authorities to operate and issue these securities to foreign investors. Additionally, state affirmatively whether you have received all requisite permissions and approvals and whether any permissions have been denied. In this regard, we note that both paragraphs approach the permission and approval issue from the passive stance that the company has “not received” any requirement or notice from Chinese authorities rather than the company actively obtaining all requisite permissions and approvals from any Chinese authorities to operate and issue these securities to foreign investors.

Response: In response to Staff’s comments, the company has revised the disclosure on pages 8 to 12 of the Registration Statement.

10.	We note your response to our prior comment 8 and reissue. We note your revised CSRC and CAC disclosures on the prospectus cover page and in this section raise substantial uncertainty regarding whether the company is permitted to conduct an overseas offering or listing and whether or not the company is subject to a cybersecurity review. Please advise and specifically detail the efforts and affirmative steps you have undertaken to determine whether an approval or a review is required. Please advise whether the company has engaged CSRC or CAC to resolve any uncertainties regarding the necessity to obtain an approval or a review. Please also explain precisely what you mean in your statement that you “believe that none of the situation that would clearly prohibit overseas offering and listings applies to us,” as it is unclear what you mean by “situation” and “clearly prohibit.” Please also disclose the basis for your belief.

Response: In response to Staff’s comment, we revised the disclosure from page 9 to 12 of the Registration Statement. We respectfully advise the Staff that it is rarely reported that PRC government agencies individual private companies’ questions regarding their offshore listing. Further, we revised the disclosure with regards to Draft Rules Regarding Overseas Listing on the cover page of the Registration Statement accordingly.

Regulations on Internet Information Security and Privacy Protection, page 134:

11.	We note your revised disclosure regarding the Cybersecurity Review Measures and the Data Security Management Regulations Draft as recently promulgated and issued by CAC. We also note that the measures and regulations could subject an “online platform operator” or a “data processor” to a cybersecurity review. Further, we note your disclosure that you “may be deemed as a data processor under the Data Security Management Regulations Draft.” Please revise to discuss in greater detail your compliance with these new measures and regulations. In this regard, provide your analysis and conclusions regarding your status as either an online platform operator or data processor. Please include enough information so investors can fully appreciate the regulatory risk and uncertainties discussed in this section. Please also revise any applicable risk factors.

Response: In response to Staff’s comments, we revised the disclosures on the cover page, and page 6, 7, 10 to 12, 55 to 58, and 137 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer and Director

cc:	Arila Zhou, Esq.
Robinson & Cole LLP

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